Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
First Quarter 2015 Financial Results

BEIJING — May 18, 2015 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first quarter ended March 31, 2015.

Highlights for the First Quarter of 2015

•                       Net revenues in the first quarter were RMB363.7 million (US$58.7 million), exceeding the high-end of the prior guidance by approximately 3.9%, and representing a 12.3% increase year-over-year.

•                       Gross profit in the first quarter was RMB107.4 million (US$17.3 million), an increase of 9.3% year-over-year.

•                       Adjusted EBITDA (non-GAAP) in the first quarter was RMB49.7 million (US$8.0 million), representing a year-over-year growth of 95.2% from RMB25.4 million in the first quarter of 2014.

•                       Adjusted net income (non-GAAP) was RMB10.4 million (US$1.7 million) in the first quarter of 2015, representing a year-over-year growth of 289.2% from RMB2.7 million in the first quarter of 2014.

•                       Non-GAAP basic and diluted earnings per ADS in the first quarter of 2015 were RMB0.40 (US$0.07) and RMB0.39 (US$0.06), respectively.

“I am pleased to report a successful first quarter, generating double-digit revenue growth, which exceeded the upper end of our guidance range.” commented Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “As we completed the migration to our High Performance Cloud Cache Platform and continue to invest to improve our infrastructure capabilities, we are experiencing enhanced customer satisfaction and increased new customer engagements, including CreditEase and Taikang Life. Customers are pleased with the introduction of our MPlus mobile intelligence aware solution, and our SMS (Smart Media Server) live streaming platform.”

“We are excited about our strong start to 2015, and we will continue focusing on meeting customer demands, while improving operation efficiency and achieving strong financial results through margin expansion and expense discipline.”

First Quarter 2015 Financial Results

Net revenues for the first quarter of 2015 were RMB363.7 million (US$58.7 million), exceeding the upper end of the Company’s revenue guidance range of RMB340.0 million to RMB350.0 million, and representing a 7.3% increase from the previous quarter and a 12.3% increase from the corresponding period in 2014.

Cost of revenues for the first quarter of 2015 was RMB256.3 million (US$41.3 million), representing an 8.1% increase over the previous quarter and a 13.6% increase from the corresponding period in 2014.

Gross margin for the first quarter of 2015 was 29.5%, compared with 30.0% for the previous quarter and 30.3% for the corresponding period in 2014. Non-GAAP gross margin for the first quarter of 2015, which excludes share-based compensation, was 29.9%, compared with 30.0% in the previous quarter and 30.5% for the corresponding period in 2014.

Sales and marketing expenses for the first quarter of 2015 were RMB31.8 million (US$5.1 million), or 8.8% of net revenues, representing a 9.1% increase over the previous quarter and a 2.6% decrease from the corresponding period in 2014. The quarter-over-quarter increase was mainly due to an increase in both share-based compensation and other personnel-related expenses in the first quarter of 2015 compared with the same period in 2014 and the year-over-year decrease was primarily a result of our continued efforts to cut cost.

General and administrative expenses for the first quarter of 2015 were RMB49.7 million (US$8.0 million), or 13.7% of net revenues, representing a 32.6% decrease from the previous quarter and a 33.7% increase over the corresponding period in 2014. The year-over-year increase was mainly due to an increase in both share-based compensation and other personnel-related expenses.

Research and development expenses for the first quarter of 2015 were RMB27.0 million (US$4.3 million), or 7.4% of net revenues, representing a 4.1% decrease from the previous quarter and a 4.4% decrease from the corresponding period in 2014. The overall decrease was mainly due to the investment to advance our infrastructure capabilities throughout 2014.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange gain (loss), was RMB49.7 million (US$8.0 million) compared with RMB12.1 million in the fourth quarter of 2014 ,representing a quarter-over-quarter growth of 309.6% and a year-over-year growth of 95.2% from RMB25.4 million in the corresponding period in 2014.

Operating loss was RMB1.1 million (US$0.2 million) in the first quarter of 2015, compared to an operating loss of RMB29.4 million in the previous quarter and an operating income of RMB0.2 million in the corresponding period in 2014. Non-GAAP operating income, which excludes share-based compensation expense, was RMB14.1 million (US$2.3 million), compared with a non-GAAP operating loss of RMB20.8 million in the fourth quarter of 2014, and represent a year-over-year growth of 284.0% from RMB3.7 million in the corresponding period in 2014.

Income tax expense was RMB0.5 million (US$0.1 million) in the first quarter of 2015, compared with income tax benefit of RMB3.0 million in the fourth quarter of 2014 and income tax expense of RMB0.8 million in the corresponding period in 2014.

Net loss was RMB5.2 million (US$0.8 million) in the first quarter of 2015, compared to a net loss of RMB20.6 million in the fourth quarter of 2014 and a net income of RMB6.3 million in the corresponding period in 2014. Basic and diluted loss per American depositary share (“ADS”) for the first quarter of 2015 was RMB0.20 (US$0.03) and RMB0.20 (US$0.03), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange gain (loss), and penalties on uncertain tax positions, was RMB10.4 million (US$1.7 million), compared to an adjusted net loss (non-GAAP) of RMB16.8 million in the fourth quarter of 2014, representing a quarter-over-quarter increase of 162.1% and a year-over-year growth of 289.2% from RMB2.7 million in the corresponding period in 2014.

Non-GAAP basic and diluted earnings per ADS in the first quarter of 2015 were RMB0.40 (US$0.07) and RMB0.39 (US$0.06), respectively.

Balance Sheet

As of March 31, 2015, the Company had cash and cash equivalents of RMB681.0 million (US$109.9 million), compared with RMB375.9 million as of December 31, 2014. Capital expenditures for the first quarter of 2015 were RMB56.1 million (US$9.1 million).

Share Repurchase

During March 2015, the Company repurchased in the open market a total of 65,920 of its ordinary shares, represented by 4,120 ADSs, at an average price of US$10.0 per ADS under the repurchase program.

Second Quarter of 2015 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB392.0 million to RMB403.0 million for the second quarter of 2015, representing an increase of 7.8% to 10.8% over the first quarter of 2015.

This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 8:00 PM Eastern time on May 18, 2015, which corresponds to 8:00 AM Beijing time on May 19, 2015.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6723-9385

•                  China dial-in number: 400-1200-654

•                  Conference ID: 43264961

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until May 24, 2015 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 43264961

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss) and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange gain (loss) that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.1990 as of March 31, 2015.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the second quarter and full year 2015 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont or Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

• Unaudited Condensed Consolidated Balance Sheets
• Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
• Supplementary Metrics
• Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Mar 31	As of Mar 31
	2014	2015	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	375,879	680,983	109,854
Restricted Cash	68,191	68,131	10,991
Accounts receivable, net	319,494	373,953	60,325
Prepaid expenses and other current assets	55,374	86,970	14,028
Short term investment	25,219	25,507	4,115
Deferred tax assets	20,658	24,102	3,888
Total current assets	864,815	1,259,646	203,201

Non-current assets
Property and equipment, net	418,886	523,366	84,427
Cloud infrastructure construction in progress	283,475	328,463	52,986
Intangible assets, net	10,321	9,327	1,505
Land use right, net	49,697	49,650	8,009
Long term investments	46,950	46,950	7,574
Deferred tax assets	980	1,637	264
Long term deposits and other non-current assets	56,084	66,365	10,706
Total non-current assets	866,393	1,025,758	165,471

Total Assets	1,731,208	2,285,404	368,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	60,000	9,679
Accounts payable	255,821	328,452	52,985
Accrued employee benefits	45,016	64,271	10,368
Accrued expenses and other payables	411,803	816,360	131,692
Income tax payable	21,374	21,593	3,483
Liabilities for uncertain tax positions	11,739	11,739	1,894
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,158
Current portion of capital lease obiligations	13,794	30,232	4,877
Deferred government grant	37,360	37,360	6,027
Total current liabilities	864,105	1,377,205	222,166

Non-current liabilities

Long-term loan	11,520	10,770	1,737
Non-current portion of capital lease obligations	20,592	49,737	8,023
Deferred tax liabilities	44	44	7
Total non-current liabilities	32,156	60,551	9,767

Total Liabilities	896,261	1,437,756	231,933

Total Shareholders’ equity	834,947	847,648	136,739

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,731,208	2,285,404	368,672

Condensed Consolidated Statements of Comprehensive Income (Loss)

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Mar 31, 2014	Dec 31, 2014	Mar 31, 2015	Mar 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	323,866	338,850	363,745	58,678
Cost of revenues	(225,586)	(237,157)	(256,299)	(41,345)

Gross profit	98,280	101,693	107,446	17,333
Sales & marketing expenses	(32,671)	(29,175)	(31,833)	(5,135)
General & administrative expenses	(37,194)	(73,797)	(49,712)	(8,019)
Research & development expenses	(28,207)	(28,113)	(26,962)	(4,349)

Operating income (loss)	208	(29,392)	(1,061)	(170)
Interest income	424	1,052	992	160
Interest expense	(1,491)	(3,192)	(4,129)	(666)
Other income	922	3,098	18	3
Foreign exchange gain (loss), net	7,048	4,814	(475)	(77)

Income (loss) before income taxes	7,111	(23,620)	(4,655)	(750)
Income tax (expense) benefit	(846)	2,981	(548)	(88)

Net income (loss) attributable to ordinary shareholders	6,265	(20,639)	(5,203)	(838)

Foreign currency translation	337	(1,857)	266	43
Unrealized holding gains arising during the period	95	200	286	46

Total other comprehensive income (loss), net of tax	432	(1,657)	552	89

Comprehensive income (loss)	6,697	(22,296)	(4,651)	(749)

Earnings (loss) per ordinary share:
Basic	0.02	(0.05)	(0.01)	(0.00)
Diluted	0.02	(0.05)	(0.01)	(0.00)

Earnings (loss) per ADS*:
Basic	0.26	(0.80)	(0.20)	(0.03)
Diluted	0.25	(0.80)	(0.20)	(0.03)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	381,584,158	412,586,217	413,501,903	413,501,903
Diluted	394,517,873	412,586,217	413,501,903	413,501,903

*                 Note1:1 ADS = 16 shares

Note2: Non-GAAP Financial Measures

Supplementary Metrics

(Unaudited)

	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015

Revenues breakdown by industry verticals

Internet and software	23%	23%	23%	22%	22%
Mobile internet	15%	15%	16%	16%	16%
Media and entertainment	28%	29%	29%	29%	29%
E-commerce	21%	20%	19%	19%	19%
Enterprises	11%	12%	13%	14%	14%
Government agencies	2%	1%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Capital expenditures	29,728	58,368	104,588	66,611	56,144
As a percentage of net revenues	9.2%	16.9%	27.9%	19.7%	15.4%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Mar 31, 2014	Dec 31, 2014	Mar 31, 2015	Mar 31, 2015
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange (gain) loss

Net income (loss)	6,265	(20,639)	(5,203)	(838)
Depreciation	20,321	29,156	34,185	5,515
Amortization	522	619	1,349	218
Interest expense	1,491	3,192	4,129	666
Interest income	(424)	(1,052)	(992)	(160)
Income tax expense (benefit)	846	(2,981)	548	88
Share-based compensation	3,464	8,586	15,163	2,445
Foreign exchange (gain) loss	(7,048)	(4,814)	475	77
Penalties on uncertain tax positions	—	56	—	—
Adjusted EBITDA	25,437	12,123	49,654	8,011
Margin%	7.9%	3.6%	13.7%	13.7%

Adjusted net income (loss) — defined as net income (loss) before share-based compensation, foreign exchange (gain) loss and penalties on uncertain tax positions

Net income (loss)	6,265	(20,639)	(5,203)	(838)
Share-based compensation	3,464	8,586	15,163	2,445
Foreign exchange (gain) loss	(7,048)	(4,814)	475	77
Penalties on uncertain tax positions	—	56	—	—
Adjusted net income (loss)	2,681	(16,811)	10,435	1,684
Margin%	0.8%	(5.0)%	2.9%	2.9%
Earnings (loss) per ordinary share:
Basic	0.01	(0.04)	0.03	0.00
Diluted	0.01	(0.04)	0.02	0.00
Earnings (loss) per ADS:
Basic	0.11	(0.65)	0.40	0.07
Diluted	0.11	(0.65)	0.39	0.06

Non-GAAP gross profit — defined as gross profit before share-based compensation expense

Gross profit	98,280	101,693	107,446	17,333
Plus: Share-based compensation	374	108	1,307	211
Non-GAAP gross profit	98,654	101,801	108,753	17,544
Margin%	30.5%	30.0%	29.9%	29.9%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	32,671	29,175	31,833	5,135
Minus: Share-based compensation	(808)	(327)	(1,103)	(178)
Non-GAAP sales & marketing expenses	31,863	28,848	30,730	4,957
% of net revenues	9.8%	8.5%	8.4%	8.4%

General & administrative expenses	37,194	73,797	49,712	8,019
Minus: Share-based compensation	(1,569)	(6,542)	(11,089)	(1,788)
Non-GAAP general & administrative expenses	35,625	67,255	38,623	6,231
% of net revenues	11.0%	19.8%	10.6%	10.6%

Research & development expenses	28,207	28,113	26,962	4,349
Minus: Share-based compensation	(713)	(1,609)	(1,664)	(268)
Non-GAAP research & development expenses	27,494	26,504	25,298	4,081
% of net revenues	8.5%	7.8%	7.0%	7.0%

Non-GAAP operating income (loss) — defined as GAAP operating income (loss) before share-based compensation expense

Operating income (loss)	208	(29,392)	(1,061)	(170)
Plus: Share-based compensation	3,464	8,586	15,163	2,445
Non-GAAP operating income (loss)	3,672	(20,806)	14,102	2,275
Margin%	1.1%	(6.1)%	3.9%	3.9%